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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      GENERAL EMPLOYMENT ENTERPRISES, INC.
                      ------------------------------------
                                (Name of issuer)

                                 Common Shares
                                 -------------
                         (Title of class of securities)

                                   36-9730106
                                   ----------
                                 (CUSIP number)

                              Craig M. White, Esq.
                             225 West Wacker Drive
                          Chicago, Illinois 60606-1229
                                 (312) 201-2000
           (Name, address and telephone number of person authorized
                    to receive notices and communications)

                                October 31, 1997
                                ----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise


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subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     13D

CUSIP No.____________________
--------------------------------------------------------------------------------
     1. NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Marlene Chavin

--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /

                                                          (b) / /

--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS*
        N/A

--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                         / /

--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                7. SOLE VOTING POWER
          SHARES                     104 632
       BENEFICIALLY               ----------------------------------------------
         OWNED BY                 8. SHARED VOTING POWER
          EACH
        REPORTING                    -------------
         PERSON                   ----------------------------------------------
          WITH                    9. SOLE DISPOSITIVE POWER

                                     -------------
                                  ----------------------------------------------
                                  10. SHARED DISPOSITIVE POWER

                                      ------------
--------------------------------------------------------------------------------

    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        104,632
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       / /

--------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.6%
--------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     This report constitutes the second amendment to a report on Schedule 13D previously filed with the Securities and Exchange Commission on October 7, 1993 and first amended (via EDGAR) on January 8, 1997.

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Shares, no par value, of General Employment Enterprises, Inc., an Illinois corporation (the "Issuer"), with principal executive offices at One Tower Lane, Oakbrook Terrace, Illinois 60181.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)(b)(c) The person filing this statement is Marlene Chavin. Marlene Chavin is an individual with a residence address of 9455 N. Collins Avenue, Unit 809, Surfside, Florida 33154. Marlene Chavin does not at this time have a full-time occupation

     (d) During the last five years, Marlene Chavin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Marlene Chavin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

     (f) Marlene Chavin is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This report covers Marlene Chavin's ownership of 104,632 Common Shares. The number of Common Shares covered by this report reflects Marlene Chavin's sales of an aggregate of 40,500 Common Shares at various times in 1997. This report also covers her transfer of 31,770 Common Shares pursuant to the terms of a Settlement Agreement and Mutual Release dated as of July 31, 1997, by and among several parties, including, but not limited to, the Bankruptcy Estate of Leonard Chavin, Gus A. Paloian, not individually, but as Trustee of the Bankruptcy Estate of Leonard Chavin, and Marlene Chavin. The Settlement Agreement and Mutual Release was made effective as of July 31, 1997 by written Order of the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, which Order was entered October 29, 1997. The number of Common Shares covered also has been adjusted to give effect to a 3-for-2 stock split of the Common Shares paid October 31, 1997.




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ITEM 4. PURPOSE OF TRANSACTION.

     Marlene Chavin presently intends to hold the Common Shares of the Issuer for investment purposes. She has no other plans or proposals which would be required to be reported in response to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) (b) Marlene Chavin has the sole power to vote and dispose of and is the beneficial owner of the 104,632 Common Shares covered by this report.

     (c) None.

     (d) None.

     (e) Marlene Chavin ceased to be a 5% beneficial owner on or about May 12, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Common Shares covered by this report are subject to a Settlement Agreement and First Amendment between Leonard Chavin and the Issuer each dated as of September 27, 1991, and an Agreement dated as of October 1, 1993 pursuant to which Marlene Chavin agreed to be bound by the terms of the Settlement Agreement and First Amendment.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The Settlement Agreement and Mutual Release dated as of July 31, 1997, and the Order of the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, each as referred to in Item 3, are attached hereto as Exhibits 1 and 2.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 22, 1998                           /s/ Marlene Chavin
                                                ------------------------
                                                Marlene Chavin